

**DIVISION OF
CORPORATION FINANCE**

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

Mail Stop 3030

January 31, 2018

<u>Via E-mail</u>
Robert D. George
Chief Financial Officer
Esterline Technologies Corporation
500 108th Avenue N.E.
Bellevue, Washington 98004

> **Re: Esterline Technologies Corporation
> Form 10-K for the Fiscal Year Ended September 29, 2017
> Filed November 21, 2017
> Form 8-K dated November 9, 2017
> File No. 001-06357**

Dear Mr. George:

    We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

    After reviewing your response to these comments, we may have additional comments.

<u>Form 10-K for the Fiscal Year Ended September 29, 2017</u>

<u>Item 6. Selected Financial Data, page 20</u>

1.   Your reconciliation of EBITDA to Operating earnings from continuing operations does not appear to be consistent with Question 103.02 of Compliance and Disclosure Interpretations on Non-GAAP Financial Measures which indicates that operating income would not be considered the most directly comparable GAAP financial measure because EBITDA makes adjustments for items that are not included in operating income. Please

revise your presentations in future filings to comply. This comment also applies to your earnings releases.

Form 8-K dated November 9, 2017

Exhibit 99.1

2.   We note that you eliminate compliance costs when calculating non-GAAP adjusted earnings from continuing operations. In future earnings releases please provide a clear description of these compliance costs and explain why these costs are not normal recurring cash operating expenses necessary to operate your business. Please refer to Question 100.01 of Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

3.   We note that you presented the non-GAAP measure called free cash flow but you did not identify the measure as non-GAAP, provide a clear description of how the measure is calculated, and include the reconciliation to the most directly comparable GAAP measure as required by Item 10(e)(1) of Regulation S-K and Question 102.07 of Compliance and Disclosure Interpretations on Non-GAAP Financial Measures. Please revise your future filings to comply with this guidance.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Julie Sherman at (202) 551-3640 or me at (202) 551-3671 with any questions.

Sincerely,

/s/ Martin James

Martin James
Senior Assistant Chief Accountant
Office of Electronics and Machinery